FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on November 13, 2007

EXHIBIT 1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS

2007 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE

ATHENS, GREECE,

November 13, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the quarter and nine months ended September 30, 2007.

Third Quarter 2007 Results:

For the quarter ended September 30, 2007, net revenues amounted to $23.2 million and net income was $4.0 million an increase of $4.6 million or 24.4% and an increase of $1.9 million or 91.0% respectively from net revenues of $18.7 million and net income of $2.1 million for the quarter ended September 30, 2006.

Basic and diluted earnings per share calculated on 20,574,635 basic weighted average number of shares and 20,633,070 diluted weighted average number of shares were $0.19 for the quarter ended September 30, 2007 as compared to earnings per share of $0.15, basic and diluted, calculated on 14,239,130 weighted average number of shares for the third quarter of 2006.

Adjusted EBITDA for the third quarter of 2007 was $9.7 million, an increase of $2.3 million or 30.5%, from $7.4 million for the same period of 2006.  A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the third quarter of 2007, the Company reported a non-cash expense of $2.7 million, which includes an unrealized, non-cash loss of approximately $1.7 million on three previously disclosed interest rate swap arrangements and a provision of approximately $1.0 million for restricted-stock portion of deferred stock-based compensation for the Company’s employees and directors. This compares to an approximately $1.5 million unrealized non-cash loss on three previously disclosed interest rate swap arrangements for the third quarter of 2006. Excluding these non-cash items, net income would have been $6.7 million, or $0.33 per share, basic and diluted for third quarter 2007 as compared to $3.6 million, or $0.25 per share, basic and diluted for the third quarter of 2006.

An average of 35.1 vessels were owned by the Company in the third quarter of 2007, earning an average time-charter-equivalent rate of approximately $6,747 per day as compared to 28.0 vessels and earning an average of $6,675 per day for the same period of 2006.

Nine Months 2007 Results:

For the nine months ended September 30, 2007, net revenues amounted to $63.9 million and net income was $16.3 million an increase of $11.1 million or 21.0% and an increase of $2.6 million or 19.0% respectively from net revenues of $52.8 million and net income of $13.7 million for the nine months ended September 30, 2006.

Basic and diluted earnings per share calculated on 16,480,829 basic weighted average number of shares and 16,500,522 diluted weighted average number of shares were $0.99 for the first nine months ended September 30, 2007 as compared to earnings per share of $0.97, basic and diluted, calculated on 14,080,586 weighted average number of shares outstanding for the first nine months of 2006.

Adjusted EBITDA for the period ended September 30, 2007 was $33.6 million, an increase of $7.1 million or 27.0%, from $26.5 million for the same period of 2006.  A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the first nine months of 2007, the Company reported a non-cash expense of $2.4 million, which includes a unrealized, non-cash loss of $1.4 million on three previously disclosed interest rate swap arrangements and a provision of approximately $1.0 million for restricted-stock portion of deferred stock-based compensation for the Company’s employees and directors as compared to the first nine months of 2006, where the Company reported a non-cash loss of $0.2 million on three previously disclosed interest rate swap arrangements. Excluding these non-cash items, net income would have been $18.8 million, or $1.14 per share, basic and diluted for nine months ended September 30, 2007 as compared to $13.8 million, or $0.98 per share, basic and diluted for the nine months ended September 30, 2006.

An average of 31.3 vessels were owned by the Company in the first nine months of 2007, earning an average time-charter-equivalent rate of approximately $7,095 per day as compared to 25.2 vessels earning an average of $7,117 per day for the same period of 2006.

Management Commentary:

CEO Harry Vafias commented: "During the third quarter of 2007, we were able to achieve a strong quarter in our financial and operational performance as a result of the charter rates secured by our fleet under our period charters. We also took delivery of two vessels that we had previously announced to acquire further expanding our fleet to 36 vessels during the third quarter. Additionally, we are pleased to have announced during the third quarter the renewals of charters for eleven of our vessels at higher rates, which emphasize our strong relationships with major international operators in the LPG industry.  In this context, we have already secured 86% of our fleet under period contracts for 2008 and 45% for 2009. We believe that the outlook for the handy size LPG sector will remain positive over the next two to three years, thereby providing opportunities for further fixtures at higher rates and in turn increasing our voyage revenues and thus our profitability.

Finally, we have declared our eighth consecutive dividend of 18.75 cents per share, and since we went public in October 2005 we have declared aggregate dividends of $1.50 per share. We believe that our emphasis on fleet growth and securing our vessels on profitable time and bare boat charters will further enable us to reward our shareholders in the long term.”

CFO Andrew Simmons commented: “We are pleased to announce that we have managed to strengthen the company’s financial structure with our cash resources having increased from $11.1 million at the end of third quarter of 2006 to $67.5 million at the end of third quarter of 2007, due in part to the successful follow on equity offering we undertook in July of 2007. In addition, at the end of third quarter 2007, our net debt to capitalization stood at 17.8% down from 49.2% at the end of second quarter 2007. Hence, we believe that we have significant capacity to continue with our fleet expansion strategy as and when opportunities arise in the future, whilst at the same time continuing our policy of a well structured financial position.”

Quarterly Dividend:

At today’s meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on November 30, 2007 to shareholders of record on November 23, 2007.

This is the eighth consecutive quarterly dividend since the company went public in October 2005. Since then, STEALTHGAS has declared quarterly dividends aggregating $1.50 per common share.

Completion of Follow-on Offering:

In July 2007, the Company concluded a follow-on offering of 7,660,105 shares of common stock, including 460,105 over-allotment shares, resulting in net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of approximately $129.6 million. The shares were sold to the public at a price of $18.00 per share. The final number of shares offered represented an increase of 1,660,105,000 shares from the originally proposed offering size.

Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. acted as the joint bookrunning managers in the offering. Johnson Rice & Company L.L.C., Morgan Keegan & Company, Inc., DVB Capital Markets LLC and Scotia Capital (USA) Inc. acted as co-managers.

The Company has used a portion and intends to use the remaining net proceeds of the offering to pay the remaining balance of the purchase price for five LPG carriers which it had previously agreed to acquire (all of which have now been delivered to the Company), repay outstanding indebtedness incurred to acquire certain vessels in its current fleet, and for general corporate purposes.

Fleet Developments:

As previously announced, the Company has agreements to acquire three additional LPG carriers, the M/V “Gas Sophie”, a 1995 built 3,500 cbm Fully Pressurized (“F.P.”) LPG carrier, the M/V Gas Haralambos, a 2007 built 7,000 cbm Fully Pressurized (“F.P.”) LPG carrier to be delivered in the fourth quarter of 2007 and the M/V “Gas Premiership”, a 2001 built, 7,200 cbm Fully Pressurized (“F.P”) LPG carrier with expected delivery in February 2008. Once these  acquisitions are  completed, the Company’s fleet will be composed of 39 LPG carriers with a total capacity of 171,629 cubic meters (cbm).

On September 18, 2007, the Company also announced new charter arrangements at higher rates as follows new time charter agreements M/V “Gas Czar” and M/V “Gas Nemesis”. In addition, the Company has entered into a new bareboat charter for M/V “Gas Ice” and extended time charters for M/V “Gas Renovatio”, M/V “Gas Zael”, M/V “Gas Sincerity”, M/V “Gas Shanghai”, M/V “Gas Kalogeros”, M/V “Gas Legacy”, M/V “Gas Icon” and the M/V “Gas Spirit”.

Fleet Profile and Fleet Deployment:

The table below show the Company’s fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Oct-09
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Bareboat	Jun-10
Gas Nemesis (2)	5,016	F.P.	1995	Jun-06	Time Charter	May-09
Lyne (3)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (4)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (5)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon (6)	5,000	F.P.	1994	Jun-07	Time Charter	Jul-10
Gas Kalogeros (7)	5,000	F.P.	2007	Jul-07	Time Charter	Apr-10
Gas Sincerity (8)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-09
Gas Spirit (9)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-10
Gas Zael (10)	4,111	F.P.	2001	Dec-05	Time Charter	Mar-09
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Feb-08
Gas Prophet (11)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (12)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-09
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar (13)	3,510	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Sophie	3,500	F.P.	1995	Oct-07	Time Charter	Oct-08
Gas Legacy (14)	3,500	F.P.	1998	Oct-05	Time Charter	Apr-10
Gas Fortune (15)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (16)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (17)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice (18)	3,434	S.R.	1991	Apr-05	Bareboat	Apr-11
Gas Renovatio (19)	3,313	F.P.	1997	May-07	Time Charter	Jan-09
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Mar-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle	3,014	F.P.	1990	Dec-05	Spot	-
Gas Prodigy (20)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	164,429 Cbm
38 VESSELS
Additional Vessels (with expected delivery date)
Gas Premiership (21)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
FLEET TOTAL	171,629 cbm
39 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Nemesis is currently employed under a time charter until May 2008. Thereafter, she will be employed under a new time charter until May 2009.

(3)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(4)

Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.

(5)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(6)

Gas Icon is currently employed under a time charter with an initial term expiring in July 2008, which has been extended for two years until July 2010.

(7)

Gas Kalogeros is currently employed under a time charter until May 2008, which has been extended to April 2010.

(8)

Gas Sincerity is currently employed under a time charter until July 2008, which has been extended to July 2009.

(9)

Gas Spirit is currently employed under a time charter until June 2008, which has been extended to June 2010.

(10)

Gas Zael is currently employed under a time charter until March 2008, which has been extended to March 2009.

(11)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(12)

Gas Shanghai is currently employed under a time charter until September 2008, which has been extended until September 2009.

(13)

Gas Czar is currently employed under a time charter until December 2007. Thereafter, she will be employed under a new time charter until December 2008.

(14)

Gas Legacy is currently employed under a time charter until April 2008, which has been extended for two years until April 2010.

(15)

Gas Fortune is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(16)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(17)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

(18)

Gas Ice is currently employed under a bareboat charter until April 2008. Thereafter, she will be employed under a new three year bareboat charter, until April 2011.

(19)

Gas Renovatio is currently employed under a time charter until January 2008, which has been extended for twelve months until January 2009.

(20)

Gas Prodigy is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(21) Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

Fleet Data:

The following key indicators highlight the Company’s operating performance during the quarters ended September 30, 2007 and September 30, 2006.

FLEET DATA	Q3 2007	Q3 2006
Average number of vessels (1)	35.1	28.0
Period end number of vessels in fleet	36.0	28.0
Total calendar days for fleet (2)	3,231	2,576
Total voyage days for fleet (3)	3,213	2,514
Fleet utilization (4)	99.4%	97.6%
Total time charter days for fleet (5)	2,952	2,142
Total spot market days for fleet (6)	261	372

AVERAGE DAILY RESULTS	Q3 2007	Q3 2006
Time Charter Equivalent – TCE (7)	$6,747	$6,675
Vessel operating expenses (8)	2,046	1,927
Management fees	341	328
General and administrative expenses	588	149
Total operating expenses (9)	2,634	2,076

The following key indicators highlight the Company’s operating performance during the nine months ended September 30, 2007 and September 30, 2006.

FLEET DATA	9M 2007	9M 2006
Average number of vessels (1)	31.3	25.2
Period end number of vessels in fleet	36.0	28.0
Total calendar days for fleet (2)	8,533	6,875
Total voyage days for fleet (3)	8,467	6,782
Fleet utilization (4)	99.2%	98.7%
Total time charter days for fleet (5)	7,932	5,928
Total spot market days for fleet (6)	535	854

AVERAGE DAILY RESULTS	9M 2007	9M 2006
Time Charter Equivalent – TCE (7)	$7,095	$7,117
Vessel operating expenses (8)	2,045	2,041
Management fees	345	326
General and administrative expenses	421	290
Total operating expenses (9)	2,466	2,331

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Adjusted EBITDA Reconciliation:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization and amortization of fair value of acquired time charters. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the accounting standards generally accepted in the United States of America, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

Adjusted EBITDA reconciliation for the quarters ended September 30, 2007 and September 30, 2006:

(figures in US $)	Q3 2007	Q3 2006
Net Cash Provided By Operating Activities	$3,587,979	$10,656,686
Net increase in current assets, excluding cash	806,125	191,558
Net decrease / (increase) in current liabilities, excluding short-term portion of long term debt.	6,321,081	(4,127,968)
Interest income	(831,801)	(157,130)
Interest and finance costs, net	2,538,701	2,374,728
Amortization of finance fees	(19,776)	(17,964)
Share based compensation	(990,380)	--
Change in fair value of derivatives	(1,751,915)	(1,482,343)
Adjusted EBITDA	$9,660,014	$7,437,567

(figures in US $)	Q3 2007	Q3 2006
Net Income	$4,000,186	$2,094,180
Plus interest and finance costs	2,538,701	2,374,728
Less Interest income	(831,801)	(157,130)
Plus Depreciation	4,468,629	3,515,518
Plus Amortization of fair value of acquired time charters	(515,701)	(389,729)
Adjusted EBITDA	$9,660,014	$7,437,567

Adjusted EBITDA reconciliation for the nine months ended September 30, 2007 and September 30, 2006:

(figures in US $)	9M 2007	9M 2006
Net Cash Provided By Operating Activities	$28,258,498	$27,246,447
Net increase in current assets, excluding cash	602,191	1,381,546
Net decrease / (increase) in current liabilities, excluding short-term portion of long term debt.	1,076,988	(7,017,429)
Interest income	(1,203,329)	(508,766)
Interest and finance costs	7,408,536	5,466,118
Amortization of finance fees	(58,033)	(37,251)
Net income of vessel acquired from the Vafias Group	--	99,870
Share based compensation	(990,380)	--
Change in fair value of derivatives	(1,450,339)	(163,887)
Adjusted EBITDA	$33,644,132	$26,466,648

(figures in US $)	9M 2007	9M 2006
Net Income	$16,311,665	$13,674,533
Plus interest and finance costs	7,408,536	5,466,118
Less Interest income	(1,203,329)	(508,766)
Plus depreciation	11,932,622	9,450,529
Plus Amortization of fair value of acquired time charters	(805,362)	(1,615,766)
Adjusted EBITDA	$33,644,132	$26,466,648

Conference Call and Webcast:

As previously announced, on November 14, 2007 at 10:00 A.M. EST, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "STEALTHGAS".

In case of any problems with the above numbers, please dial 1866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 586 513 (Standard International Dial In). Please quote "STEALTHGAS".

A telephonic replay of the conference call will be available until November 21, 2007 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 1452 550 000 (Standard International Dial In). Access Code: 2201616#

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Condensed Consolidated Statements of Income

For the quarters ended September 30, 2006 and September 30, 2007

(Expressed in United States Dollars)

	For the Quarter Ended
	September 30, 2006	September 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Voyage revenues	$18,682,207	$23,241,691

Expenses
Voyage expenses	1,898,450	1,564,081
Vessels' operating expenses	4,963,545	6,610,468
Dry-docking costs	1,265,014	116,793
Management fees	844,928	1,102,860
General and administrative expenses	383,049	1,900,331
Depreciation	3,515,518	4,468,629
Total expenses	12,870,504	15,763,162

Income from operations	$5,811,703	$7,478,529

Other income and (expense)
Interest and finance costs	(2,374,728)	(2,538,701)
Change in fair value of derivatives	(1,482,343)	(1,751,915)
Interest income	157,130	831,801
Foreign exchange loss	(17,582)	(19,528)
Other expenses, net	(3,717,523)	(3,478,343)

Net income	$2,094,180	$4,000,186

Basic Earnings per Share	$0.15	$0.19

Basic Weighted Average Number of Shares, Outstanding	14,239,130	20,574,635

Diluted Earnings per Share	0.15	0.19

Diluted Weighted Average Number of Shares, Outstanding	14,239,130	20,633,070

STEALTHGAS INC.

Condensed Consolidated Statements of Income

For the nine months ended September 30, 2006 and September 30, 2007

(Expressed in United States Dollars)

	For the Nine Months Ended
	September 30, 2006	September 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Voyage revenues	$52,835,170	$63,865,847

Expenses
Voyage expenses	4,564,964	3,797,673
Vessels' operating expenses	14,030,209	17,449,230
Dry-docking costs	1,697,940	116,793
Management fees	2,243,713	2,943,710
General and administrative expenses	1,993,652	3,596,361
Depreciation	9,450,529	11,932,622
Total expenses	33,981,007	39,836,389

Income from operations	$18,854,163	$24,029,458

Other income and (expense)
Interest and finance costs	(5,466,118)	(7,408,536)
Change in fair value of derivatives	(163,887)	(1,450,339)
Interest income	508,766	1,203,329
Foreign exchange loss	(58,391)	(62,247)
Other expenses, net	(5,179,630)	(7,717,793)

Net income	$13,674,533	$16,311,665

Basic Earnings per Share	$0.97	$0.99

Basic Weighted Average Number of Shares, Outstanding	14,080,586	16,480,829

Diluted Earnings per Share	0.97	0.99

Diluted Weighted Average Number of Shares, Outstanding	14,080,586	16,500,522

STEALTHGAS INC
Condensed Consolidated Balance Sheets

As of December 31, 2006 and September 30, 2007

(Expressed in United States Dollars)

	December 31,	September 30,
	2006	2007
	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$11,146,871	$67,476,979
Trade receivables	1,096,645	1,550,385
Claim receivable	289,922	32,479
Inventories	746,874	956,811
Advances and prepayments	270,370	196,434
Fair value of above market acquired time charter	23,718	--
Restricted cash	4,317,338	4,601,021
Total current assets	$17,891,738	$74,814,109
Non current assets
Advances for vessels acquisitions	3,483,750	4,055,000
Vessels, net	297,950,257	392,904,608
Restricted cash	--	200,000
Deferred finance charges, net of accumulated amortization of $87,424 and $145,457	279,576	367,338
Fair value of derivatives	368,119	61,522
Total non current assets	$302,081,702	$397,588,468
Total assets	$319,973,440	$472,402,577
Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	2,198,456	1,121,694
Trade accounts payable	2,049,456	3,405,704
Other accrued liabilities	4,681,488	3,453,788
Customer deposits	660,000	643,500
Deferred income	2,889,998	2,761,224
Current portion of long-term debt	16,149,600	15,505,064
Total current liabilities	$28,628,998	$26,890,974
Non current liabilities
Fair value of derivatives	404,021	1,522,687
Customer deposits	1,323,272	3,324,157
Fair value of below market acquired time charter	1,016,281	1,759,201
Long-term debt	124,798,640	137,526,791
Total non current liabilities	$127,542,214	$144,132,836
Total liabilities	$156,171,212	$171,023,810
Commitments and contingencies	--	--
Stockholders' equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with par value of
$0.01 per share 100,000,000 common shares authorized 14,400,000 and 22,060,105 shares
issued and outstanding with a par value of $0.01 per share	144,000	220,601
Additional paid-in capital	150,607,621	281,307,088
Retained earnings	12,826,845	19,602,240
Accumulated other comprehensive income	223,762	248,838
Total stockholders' equity	$163,802,228	$301,378,767
Total liabilities and stockholders' equity	$319,973,440	$472,402,577

STEALTHGAS INC
Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For the Nine Months Ended
	September 30, 2006	September 30, 2007
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the period	$13,674,533	$16,311,665

Items included in net income not affecting
cash flows:
Depreciation and amortization	9,487,780	11,990,655
Amortization of fair value of time charter	(1,615,766)	(805,362)
Net (income) of vessel acquired from the Vafias Group	(99,870)	--
Share based compensation	--	990,380
Change in fair value of derivatives	163,887	1,450,339

Changes in operating assets and liabilities:
(Increase)/Decrease in
Trade receivables	(592,513)	(453,740)
Claim receivable	(128,373)	(12,450)
Inventories	(568,752)	(209,937)
Advances and prepayments	(91,908)	73,936
Increase/(Decrease) in
Payable to related party	3,209,924	(1,076,762)
Trade accounts payable	1,978,136	1,356,248
Other accrued liabilities	1,065,061	(1,227,700)
Deferred income	764,308	(128,774)
Net cash provided by operating activities	$27,246,447	$28,258,498

Cash flows from investing activities
Insurance proceeds	--	269,893
Advances for vessels acquisitions	--	(1,700,000)
(Increase) in restricted cash account	(2,786,124)	(483,683)
Acquisition of vessels	(78,278,904)	(104,186,223)
Net cash (used in) investing activities	$(81,065,028)	$(106,100,013)

Cash flows from financing activities
Capital stock	4,000	76,601
Additional paid-in-capital	5,012,000	--
Follow-on offering	--	129,600,000
Underwriters’ over allotment option exercised	--	8,281,890
Issuance costs	--	(8,172,803)
Deemed dividends	(287,500)	--
Dividends paid	(7,950,000)	(9,536,270)
Deferred finance charges	(110,000)	(145,795)
Overdraft facility	(200,000)	--
Customer deposits	1,321,149	1,984,385
Loan repayment	(54,514,000)	(41,483,885)
Proceeds from short-term bridge facility	--	26,500,000
Proceeds from long-term debt	100,430,000	27,067,500
Net cash provided by financing activities	$43,705,649	$134,171,623

Net (decrease) in cash and cash equivalents	(10,112,932)	56,330,108
Cash and cash equivalents at beginning of period	23,210,243	11,146,871
Cash and cash equivalents at end of period	$13,097,311	$67,476,979
Supplemental Cash Flow Information:
Cash paid during the period for interest:	$4,656,306	$7,840,223
Non cash items:
Fair value of below market acquired time charter	$1,982,000	$1,572,000

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 38 LPG carriers with a total capacity of 164,429 cubic meters (cbm). In addition, STEALTHGAS INC. has entered into an agreement to acquire one second-hand LPG carrier with expected delivery in February 2008. Once this acquisition is complete, STEALTHGAS INC.’s fleet will be composed of 39 LPG carriers with a total capacity of 171,629 cubic meters (cbm). STEALTHGAS Inc.’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: November 13, 2007                    By:    /s/ Andrew J. Simmons

 -----------------------

Andrew J. Simmons

 Chief Financial Officer